April 18, 2019

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Minnesota Life Insurance Company

Minnesota Life Individual Variable Universal Life Account

File:	333-198279 - Post Effective Amendment # 9
333-183590 - Post Effective Amendment # 13

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the “Company”) and Minnesota Life Individual Variable Universal Life Account, we are filing this letter as correspondence to the Form N-6 registration statements referenced above (the “Registration Statement”). The letter responds to verbal comments received by the Company from the staff of the Securities and Exchange Commission (“SEC”) on April 9, 2019 and provides supplemental information regarding changes the Company is making to each of the above referenced Variable Universal Life Insurance Policies (the “Policies”) described in the prospectuses to the Registration Statements. Those changes will be disclosed in the prospectuses included in each of the above referenced post-effective amendments to the Registration Statements.

Below are responses to the SEC staff’s comments. For the SEC staff’s convenience, each of the SEC staff’s comments is set forth below, and then the response follows.

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1. Shareholder Report Disclosure

If Minnesota Life intends to provide shareholder reports electronically in compliance with Rule 30e-3, consider adding disclosure as required by the Rule.

Response:

Minnesota Life has added the following language to the prospectus to comply with Rule 30e-3.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for portfolio companies available under your policy will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from us electronically by calling our customer service line at 800-643-5728.

You may elect to receive all future reports in paper free of charge. You can inform us that you wish to continue receiving paper copies of your shareholder reports by calling our customer service line at 800-643-5728. Your election to receive reports in paper will apply to all portfolio companies under your policy.

2. Summary of Benefits and Risks

Please consider inserting a table to display the availability of riders for the policies.

Response:

In response to the SEC Staff comment, we have added a table to better show the availability of all riders.

3. Indexed Account G – File 333-198279

Please add how a Policyowner will be notified if the participation rate of the account is changed on page 4.

Response:

This information is currently provided to the Policyowner on page 26 of the prospectus and states –

We will notify you in your Annual Report or by other written notice of the Growth Cap and Participation Rate for new Segments beginning after the date of the Annual Report.

4. Fee Table – Premium Tax

Please add the maximum Premium Tax to the fee tables.

Response:

The premium charge deducted for these policies includes premium taxes that we are required to pay to the state. This information is currently included in a footnote for the Premium Charge shown on the fee tables. In response to the SEC Staff Comment, Minnesota Life has added it to the Guaranteed Charge and Current Charge disclosed for the Premium Charge.

5. Fee Table – Indexed Account Charge Footnote

The indexed account charge footnote states:

The Indexed Account Charge is assessed to help cover administrative and other expenses associated with making available the Fixed Indexed Accounts.

Please describe what is meant by “other expenses.”

Response:

In response to the SEC Staff Comment, Minnesota Life has modified the Indexed Account Charge footnote to state:

The Indexed Account Charge is assessed to help cover administrative and other expenses, including but not limited to, the cost of hedging, associated with making available the Fixed Indexed Accounts.

6. Representative Insured

Please confirm all representative insured information represents the age and rating classification of the greatest number of expected contracts.

Response:

In response to the SEC Staff Comment, Minnesota Life confirms that all representative insured information represents the age and rating classification of the greatest number of expected contracts.

7. Fund Allocations

Please add to the prospectus where future payments are allocated if a fund is merged, liquidated or substituted.

Response:

In response to the SEC Staff Comment, Minnesota Life has modified the Additions, Deletions or Substitutions section to add where future payments are allocated if a fund is merged or liquidated. See below. Please note, the information regarding future payments after a substitution was already included in this section.

In the event of a fund merger, any future premium payments will be allocated to the successor or acquiring fund.

In the event of the liquidation of a fund, you will be required to provide a new allocation to one of the available accounts for future premium payments at the time of the request.

8. Policy Charges

If the policy charges section is addressing the charges in Item 5 of form N-6, please move this section further up in the prospectus to align with the order of information outlined in form N-6.

Response:

In response to the SEC Staff Comment, Minnesota Life has moved the Policy Charges section to the end of the General Descriptions section.

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The Company believes that the changes noted above satisfy all of the SEC staff’s comments. When the Company receives notice from the SEC Staff that it should proceed with the filing of its post-effective amendment, all of the above-proposed changes will be incorporated in each of the above referenced post-effective amendments to the Registration Statement. If there are additional questions or comments, please contact the undersigned at (651) 665-6571.

Very truly yours,

/s/ Alison Lehman

Alison Lehman
Associate Counsel